
FALL IN
LOVE
AND
BE MOR
TENDER

Annie Brown · 2nd

Founder @ Lips | Forbes Contributor

San Diego, California, United States ·

Contact info

Lips

Tata Institute of Social Sciences

500+ connections

3 mutual connections: David Valverde (V.V.V), Karen Natasha, and 1 other

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Lips is A New Social Network Where Sexual Expression Is Welcome

Mashable India

Lips, a new social network geared towards free sexual expression, aims to provide th...



Eight Women Founders Share Th Insights On AI And Intimacy

Forbes

Technology is transforming how w communicate love and closeness,

Experience

Founder

Lips

Jul 2019 – Present · 2 yrs 1 mo

United States

Lips is feminist technology organization at the forefront of the inclusive design movement, building products designed to unlock opportunities for previously underserved and intersectionally marginalized communities. Our first product is a social media platform designed for women and LGBTQ individuals seeking a space to express themselves through art without the unhealthy aspects of mainstream internet culture such as online harassment, censorship and ...see more







AI & Diversity Contributor

Forbes

Aug 2019 – Present · 2 yrs

I share my insights and report on trends related to AI, Social Media Algorithms, Mission Driven Blockchain Tech and the importance of achieving racial, gender and economic diversity within the technology sector.

Advisory Board Member

William & Mary Blockchain Lab

Apr 2020 – Present · 1 yr 4 mos

Williamsburg, Virginia, United States

Guest Lecturer & Entrepreneurship Mentor

University of California, San Diego - Rady School of Management · Part-time

Aug 2017 – Present · 4 yrs

Greater San Diego Area

Freelance Writer

Self-Employed

Jan 2011 – Dec 2019 · 9 yrs

San Diego, CA

I have written for the following blogs and publications:

The Gates Foundation
Thiel Foundation ...see more



Annie Brown's Online Portfolio

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Education

Tata Institute of Social Sciences
Gender and Development Studies
2008 – 2009

The College of William and Mary
Bachelor's with Highest Honors, Women's Studies & History
2006 – 2010

Research focused on history of economics and media from a gendered perspective.

Licenses & certifications

Certified LGBTBE
National LGBT Chamber of Commerce (NGLCC)
Issued Aug 2019 · No Expiration Date

Member
IAPWE | International Association of Professional Writers and Editors
Issued Nov 2016 · No Expiration Date

Volunteer experience

International Social Media Committee
2020 Women on Boards

Jun 2020 – Present • 1 yr 2 mos
Economic Empowerment

Women’s Health Program Coordinator
Virginia League for Planned Parenthood
May 2011 – Present • 10 yrs 3 mos
Health

Writer
Women's Institute for Freedom of the Press
Aug 2007 – Present • 14 yrs
Civil Rights and Social Action